

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Changlin Liang
Director and Chief Executive Officer
Dingdong (Cayman) Ltd
Building 1, 56 Fanchang Road
Shanghai, 20120
People's Republic of China

   Re: Dingdong (Cayman) Ltd
     Form 20-F for the Fiscal Year Ended December 31, 2022
     File No. 001-40533

Dear Changlin Liang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Steve Lin